                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2009

                         Commission file number: 0-30394

                                  METALINK LTD.
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                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

The following exhibits are included in this Report on Form 6-K and incorporated herein by reference:

1.   Press release dated March 31, 2009.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: March 31, 2009                                     By: /s/ Yuval Ruhama
                                                         -----------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

     Yuval Ruhama
     CFO
     Metalink Ltd.
     Tel: 972-9-9605555
     Fax: 972-9-9605544
     yuvalr@MTLK.com

                 METALINK RECEIVES GOING CONCERN QUALIFICATION

      CASH AND CASH EQUIVALENTS AS OF THE END OF THE FIRST QUARTER OF 2009
                         ARE EXPECTED TO BE $8.5 MILLION

YAKUM, ISRAEL, MARCH 31, 2009 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance broadband communication silicon solutions, today announced that its financial statements for the year ended December 31,
2008 included in its report on Form 6-K filed today with the U.S. Securities and
Exchange Commission (SEC), contained a going concern qualification received from its independent auditors, Brightman Almagor & Co., a member of Deloitte Touche
Tohmatsu.

Metalink has significantly reduced its operating expenses in recent quarters, and expects to continue to monitor its operating expenses closely. Metalink's cash, cash equivalents and short term investments as of March 31, 2009 are expected to be approximately $8.5 million, compared to $5.8 million as of
December 31, 2008.

As disclosed in January 2009, Metalink drew an additional $2.25 million under the $8 million loan agreement with an institutional investor. The total amount drawn to date under the loan agreement is $5.75 million, all of which is due for repayment in September 2009. The Company has the option, subject to certain conditions, including conditions relating to its strategic processes and cash balance, to draw the balance of $2.25 million by the end of the second quarter of 2009.

Metalink also reported that it has recently retained the investment banking firm of Oppenheimer & Co. Inc. as its financial advisor in connection with its previously disclosed efforts to raise additional financing or pursue other strategic alternatives.

IMPORTANT NOTE

This announcement is being made, among others, to comply with Nasdaq Marketplace
Rule 4350(b)(1)(B), which requires separate disclosure of receipt of an audit opinion that contains a going concern qualification. This announcement does not represent any change or amendment to Metalink's 2008 financial statements.
Further information regarding the going concern qualification as well as management discussion and analysis of Metalink's financial condition and operating results is contained in Metalink's Report on Form 6-K filed today with the SEC.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products change the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams.

Further information is available at http://www.MTLK.com

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SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss possible strategic alternatives, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to:
our need to raise additional funds in order for us to implement our current business plan, including our liquidity requirements, which funds may not be timely available to us which may lead to insolvency; our inability to regain compliance with Nasdaq's requirements for continued listing; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism.
Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the SEC, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The
Company cannot guarantee future results, events, and levels of activity, performance, or achievements.